FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

WASH. D.C. 209 SECTION

The following release was made to the Australian Stock Exchange Limited today:

"Southcorp Limited 2005 Financial Statements and Reports"

05011457

Released: 9 September 2005

Pages: 54 (including this page)

PROCESSED
SEP 27 2005
THOMSON FINANCIAL

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dw 9/27

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

FILE NO: 082-01711

SUPPL

With Compliments Fosters Brewing

F STER'S
GROUP

9 September 2005

Southcorp Limited 2005 Financial Statements and Reports

Attached is a copy of the Southcorp Limited Financial Statements and Reports for the year ended 30 June 2005 as lodged today with the Australian Securities and Investments Commission.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

DIRECTORS' REPORT

The Directors of Southcorp Limited (the 'Company' or 'Southcorp') present their report on the financial statements of the Company and the consolidated entity for the year ended 30 June 2005.

Directors
The Directors of the Company at the date of this report are set out below:

Trevor L O'Hoy
Appointed 26 May 2005

Martin M Hudson
Appointed 29 July 2005

Peter F Scott
Appointed 29 July 2005

Grant W Peck
Appointed 29 July 2005

In addition:

- Mr T Brian Finn and Ms Helen A Lynch were Directors from 1 July 2004 until their retirement on 31 May 2005;
- Messrs Stephen Gerlach, John W Murphy, Ern J J Pope, John C Ballard, and Ms Margaret A Jackson, were Directors from 1 July 2004 until their retirement on 26 May 2005;
- Mr Thomas P Burnett was a Director from 1 July 2004 until his resignation on 23 July 2004;
- Messrs Robert I Oatley and A G (Sandy) Oatley were Directors from 1 July 2004 until their resignation on 13 January 2005; and
- Messrs Francis J Swan and Brian Healey were directors for the period 26 May 2005 to 29 July 2005.

Principal Activities
The principal continuing activities of the consolidated entity during the financial year were viticulture and the production and marketing of wines.

Dividends
An interim ordinary unfranked dividend, for the half year ended 31 December 2004, of 3.00 cents per share and amounting to $22,335,244, was paid on 31 March 2005. No other dividends were paid or declared by the Company during or since the end of the financial year ended 30 June 2005.

Consolidated Result
The consolidated net profit for the financial year attributable to the members of the Company was:

	2005 $'000	2004 $'000
Profit/(loss) from ordinary activities before income tax	(68,805)	36,744
Income tax (expense)/benefit relating to ordinary activities	14,705	9,493
Net loss attributable to outside equity interests	8	-
Net profit/(loss) attributable to members of Southcorp Limited	(54,092)	46,237

Review and Results of Operations

Southcorp achieved an improved underlying profit performance on flat sales revenues for the year ended 30 June 2005 despite tough market conditions, the continue appreciation of the A$ and the distractions of the Foster's bid.

Net profit after tax (before significant items) for 2005 was up 21.1% to $132.0 million. Net loss after tax and significant items was $54.1 million.

Significant items before tax were a loss of $229.9 million, which comprised:
- $16.5 million in costs associated with the defence of the Foster's bid.
- Write-down in the carrying value of the Rosemount brand of $149.3 million following an independent valuation of brand names. The total amount attributed to brand names by the valuer amounted to $719.0 million, compared to a carrying value, before the write-down, of $366.0 million
- $77.9 million in restructure costs associated with the Foster's takeover.
- Settlement of a long running divested business legal claim in favour of the company, amounting to $13.8 million.

Financial Highlights
- 21.1% increase in net profit after tax (before significant items) to $132.0 million (2004: $109.0 million).
- Earnings before interest, tax, amortisation and significant items up 11.1% to $196.0 million and above the forecast of $186.0 million included in the Target Statement prepared in response to the Foster's bid.
- Continued strong cash flow generation driven by improved earnings and working capital has resulted in net debt reductions of $166.9 million.
- Return on capital employed increased to 12.0% (2004: 9.3%).

Business Highlights
- The success of Veraison, generating significant ongoing cost savings and a more structured approach to doing business.
- The continued improvement in the profitability of the UK/European business, delivering earnings growth of 100% in constant currency.
- Improved market conditions in the USA and the success of business improvement initiatives initiated in 2005. In constant currency the performance of the Americas business improved 91.3%
- The success of the Little Penguin in the USA, reaching almost 900,000 case sales in 2005.
- Practical completion on time and within budget of the restructure resulting from the asset review announced in June 2004.

Integration with Foster's wine business
The integration of Southcorp with the Foster's wine business has commenced and may result in restructure and redundancy costs and in the recoverable amount or net realisable value of certain assets being less than carrying value.

The results include as significant items, redundancy and restructure costs associated with the integration and the impact on the carrying value of assets, only where a detailed plan has been approved and the restructure has either commenced or been publicly announced.

The accounts do not include costs where plans for the integration have not been finalised. Further, with respect to such plans, the Company is not yet in a position to determine the

impact, if any, on the recoverable amount or realisable value of affected assets and therefore whether any further write-down in the carrying value of such assets is required.

Self Generating & Regenerating Assets (SGARA)

Reduced revenues from viticultural activities reflect lower market prices for grapes and lower yields, compared to the 2004 vintage. Vineyard operating costs have remained static notwithstanding higher operating hectares and the impact of inflation as a result of tight cost control and improved efficiencies.

Financial position

Capital employed reduced by $252.0 million compared to the prior year, reflecting:

- Reduced inventory as a result of reduced intake and lower grape prices associated with the 2005 vintage.
- Non-current inventory decreases as the impact of the drought affected vintages in 2002 and 2003 vintages work through the system.
- Property, plant & equipment increases as a result of capital expenditure associated with the asset review.
- Write-down of $149.3 million in the carrying value of intangible assets.
- Net debt reductions of $166.9 million to $431.5 million at year end.

State of Affairs

In the opinion of the Directors and other than the take over of the Company by Foster's Group Limited, there was no significant change in the state of affairs of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report.

Events Subsequent to Balance Date

The integration of Southcorp with the Foster's wine business will occur subsequent to the balance date and will result in restructure and redundancy costs being incurred. In addition, the integration may result in the recoverable amount of certain non current assets being less than carrying value.

The integration plans are yet to be finalized and, accordingly, the accounts do not include any provisions for restructure and redundancy costs which may arise as a result of the integration. Further, the Company is not yet in a position to determine the impact, if any, of the integration on the recoverable amount of the Company's non current assets and, therefore, whether any write-down in the carrying value of such assets is required.

Apart from this matter, there are no matters or circumstances that have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Future Developments

In the opinion of the Directors, disclosure of any information in addition to that disclosed in the Review and Results of Operations, the financial statements or elsewhere in this report, would be likely to result in unreasonable prejudice to the Company.

The Environment

The consolidated entity's operations are subject to environmental regulations under legislation in Australia and overseas in relation to the production of wine. Southcorp has

systems, processes and practices in place that aim, not only to ensure legal compliance, but also to provide environmental sustainability and continuous improvement.

The consolidated entity has a business process for identifying its environmental obligations and reporting environmental compliance to management. This process forms part of the overall Southcorp Environmental Management Plan. In the past financial year, Southcorp has been building on its existing environmental management system and has developed site-specific environmental management plans. These allow individual winery and vineyard managers to optimise environmental performance in their specific areas.

In addition, until control of the consolidated entity passed to Foster's Group Limited on 11 May 2005, the Board received regular reports on environmental issues across the consolidated entity's operations and monitored compliance with environmental regulations by the consolidated entity's wineries and production sites.

The Directors are not aware of any breaches of significant environmental regulations during the period covered by this report that are likely to result in a material impact on the consolidated entity or the environment.

Share Capital Disclosures

Options

On 24 December 2004, the Company granted options over unissued ordinary shares to Mr Scott Weiss as follows:

Name	Options Granted (i)	Exercise Price	Expiry Date
S Weiss	225,953	$3.36	23 December 2010

(i) The options became exercisable upon Foster's achieving an interest in not less than 51% of Southcorp's issues capital. Specific details for the grant of options are included in Note 38 to the financial statements.

The options did not entitle the holder to participate in any share issue of any other body corporate. No other options have been granted during or since the end of the financial year.

Shares Under Option

At the date of this report, there were no unissued ordinary shares of the Company under option.

During or since the end of the financial year, the Company has issued ordinary shares as a result of the exercise of options as follows:

Number of Shares	Date Issued	Amount Paid On Each Share
225,953	31 May 2005	$3.29

Indemnification and Insurance of Directors and Officers

The Company has entered into standard form deeds of indemnity with certain former Directors and Officers against all liabilities which they may incur in the performance of their duties as Directors or Officers of the Company, except liability to the Company or a related body corporate, liability for a pecuniary penalty or compensation order under the Corporations Act, and liability arising from conduct involving a lack of good faith:

Richard Hugh Allert	Former Director, Chairman
Donald Robert Argus	Former Director
Michael John Astley	Former Director
John Charles Ballard	Former Director, Chief Executive Officer
Ian Baines Bruce	Former Director
Thomas Palmer Burnet	Former Executive Director
Richard Francis Egerton Warburton	Former Director
Thomas Brian Finn	Former Director, Chairman
Stephen Gerlach	Former Director
Graham John Kraehe	Former Director, Chief Executive Officer
Keith Murray Lambert	Former Director, Chief Executive Officer
Helen Ann Lynch	Former Director
John William Murphy	Former Director
Andrew Geoffrey Oatley	Former Director
Robert Ian Oatley	Former Director, Deputy Chairman
Thomas Pearson Park	Former Director, Chief Executive Officer
Ernest John James Pope	Former Director
Martin Moule Hudson	Former Company Secretary
John Leonard Morton	Former Company Secretary

The Company is obliged to meet the full amount of all such liabilities.

In addition, Directors and Officers of the Company are indemnified, pursuant to the Constitution of the Company, against personal liability arising from their respective positions within the Company and its related bodies corporate.

The Company holds a Directors' and Officers' Liability Insurance Policy on behalf of current Directors and Officers of the Company and its controlled entities. The period of the policy initially extended from 30 June 2004 to 30 June 2005 and the premium was paid on 6 August 2004. On 11 May 2005, the date Foster's Group Limited gained control of the Company, the policy of insurance went into runoff. A premium was paid on 10 May 2005 to extend the policy of insurance to 30 June 2011, for claims with a date of loss prior to 11 May 2005. The insurance contract prohibits further disclosure.

The Company also holds a Directors' and Officers' Liability Insurance Policy on behalf of former Directors and officers of the Company and its controlled entities. The period of the policy extends from 30 June 2001 to 27 February 2008 and the premium was paid on 27 February 2001. The insurance contract prohibits further disclosure.

Proceedings on Behalf of the Company

As at the date of this report, there are no leave applications or proceedings brought on behalf of the Company under section 237 of the Corporations Act 2001.

Rounding Off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

TL O'Hoy, Director
26 August 2005

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporation Act 2001

To: the directors of Southcorp Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG.

KPMG

David Rogers.

DS Rogers
Partner

Sydney

26 August 2005

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

		Consolidated		Southcorp Limited	
		2005	2004	**2005**	2004
	Note	**$'000**	$'000	**$'000**	$'000
Revenue from ordinary activities	2	**1,147,001**	1,158,637	**18,763**	49,388
Expenses from ordinary activities, excluding borrowing costs	3	**(1,177,774)**	(1,076,312)	**(2,420)**	2,174
Borrowing costs	5	**(38,032)**	(45,117)	**(11,227)**	(10,549)
Share of net losses of joint ventures accounted for using the equity method	30	**-**	(464)	**-**	-
Profit (loss) from ordinary activities before income tax		**(68,805)**	36,744	**5,116**	41,013
Income tax (expense) benefit relating to profit from ordinary activities	6	**14,705**	9,493	**(3,152)**	(2,907)
Profit (loss) from ordinary activities after income tax		**(54,100)**	46,237	**1,964**	38,106
Net loss attributable to outside equity interests		**8**	-	**-**	-
Net profit (loss) attributable to members of Southcorp Limited	28	**(54,092)**	46,237	**1,964**	38,106
Non-owner transaction changes in equity					
Net exchange differences on translation of financial statements of self-sustaining foreign operations	27	**(9,413)**	4,783	**-**	-
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**(9,413)**	4,783	**-**	-
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**(63,505)**	51,020	**1,964**	38,106
Earnings per share					
Basic earnings per share for Southcorp Limited	8	**-7.3 cents**	6.2 cents		
Diluted earnings per share for Southcorp Limited	8	**-7.3 cents**	6.2 cents		

The accompanying notes form part of the financial statements.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2005

		Consolidated		Southcorp Limited	
		2005	2004	**2005**	2004
	Note	**$'000**	$'000	**$'000**	$'000
Current assets					
Cash assets	9	**94,696**	30,045	**17,704**	4,852
Receivables	10	**295,273**	337,664	**1,049,470**	1,049,657
Inventories	11	**589,723**	646,679	**-**	-
Foreign currency hedges - anticipated transactions	12	**32,883**	49,754	**-**	-
Other financial assets	13	**-**	33,770	**-**	-
Current tax assets	6	**4,161**	10,385	**3,057**	8,952
Prepayments		**5,959**	8,611	**-**	-
Total current assets		**1,022,695**	1,116,908	**1,070,231**	1,063,461
Non-current assets					
Receivables	14	**7,264**	17,451	**1,269,083**	1,279,066
Inventories	15	**158,854**	175,286	**-**	-
Foreign currency hedges - anticipated transactions	12	**41,971**	55,291	**-**	-
Other financial assets	16	**-**	-	**198,058**	198,058
Property, plant and equipment	17	**526,475**	513,541	**-**	-
Grape vines	18	**179,184**	174,298	**-**	-
Intangible assets	19	**216,697**	365,997	**-**	-
Deferred tax assets	6	**47,721**	44,605	**37,199**	41,647
Prepayments		**405**	595	**-**	-
Total non-current assets		**1,178,571**	1,347,064	**1,504,340**	1,518,771
Total assets		**2,201,266**	2,463,972	**2,574,571**	2,582,232
Current liabilities					
Payables	20	**248,863**	278,950	**755,093**	722,062
Interest-bearing liabilities	21	**75,000**	44,106	**-**	-
Current tax liabilities	6	**1,770**	8,420	**-**	-
Provisions	22	**93,402**	73,620	**-**	-
Foreign currency hedges - anticipated transactions	23	**32,883**	49,754	**-**	-
Total current liabilities		**451,918**	454,850	**755,093**	722,062
Non-current liabilities					
Interest-bearing liabilities	24	**451,213**	584,386	**-**	-
Deferred tax liabilities	6	**33,571**	56,924	**33,211**	54,275
Provisions	25	**19,101**	23,924	**-**	-
Foreign currency hedges - anticipated transactions	23	**41,971**	55,291	**-**	-
Total non-current liabilities		**545,856**	720,525	**33,211**	54,275
Total liabilities		**997,774**	1,175,375	**788,304**	776,337
Net assets		**1,203,492**	1,288,597	**1,786,267**	1,805,895
Equity					
Contributed equity	26	**1,515,025**	1,514,282	**1,515,025**	1,514,282
Reserves	27	**(1,729)**	7,684	**-**	-
Retained profits (accumulated losses)	28	**(309,819)**	(233,392)	**271,242**	291,613
Equity attributable to members of Southcorp Limited		**1,203,477**	1,288,574	**1,786,267**	1,805,895
Outside equity interests	29	**15**	23	**-**	-
Total equity		**1,203,492**	1,288,597	**1,786,267**	1,805,895

The accompanying notes form part of the financial statements.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**1,286,918**	1,231,005	**226**	423
Cash payments in the course of operations		**(1,034,873)**	(980,148)	**(3,830)**	(1,254)
Dividends received		**-**	-	**-**	31,411
Interest received		**2,968**	2,614	**18,763**	17,950
Interest and other borrowing costs paid		**(37,206)**	(46,722)	**(11,227)**	(10,549)
Income taxes paid		**(13,431)**	(3,233)	**(1,980)**	(260)
Net operating cash flows	40(a)	**204,376**	203,516	**1,952**	37,721
Cash flows from investing activities					
Payments for property, plant and equipment and grape vines		**(72,679)**	(25,890)	**-**	-
Proceeds from sale of property, plant and equipment		**2,609**	4,156	**-**	-
Proceeds from redemption of equity investments		**31,260**	-	**-**	-
Proceeds from joint venture investments		**2,957**	-	**-**	-
Payments relating to divested businesses		**(1,597)**	(5,179)	**-**	-
Net loans from controlled entities		**-**	-	**21,508**	28,122
Net investing cash flows		**(37,450)**	(26,913)	**21,508**	28,122
Cash flows from financing activities					
Proceeds from the issue of shares		**743**	-	**743**	-
Dividends paid		**(22,335)**	(74,451)	**(22,335)**	(74,451)
Proceeds from deferred consideration from divested businesses		**6,747**	53,604	**-**	22
Proceeds from repayments of loans		**10,984**	12,970	**10,984**	12,965
Proceeds from borrowings		**115,076**	544,295	**-**	-
Repayment of borrowings		**(212,764)**	(717,355)	**-**	-
Net financing cash flows		**(101,549)**	(180,937)	**(10,608)**	(61,464)
Net increase (decrease) in cash held		**65,377**	(4,334)	**12,852**	4,379
Cash at the beginning of year		**30,045**	34,028	**4,852**	473
Effects of exchange rate changes on the balances of cash held in foreign currencies at beginning of year		**(726)**	351	**-**	-
Cash at the end of year	40(b)	**94,696**	30,045	**17,704**	4,852

The accompanying notes form part of the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are detailed below.

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Reclassification of financial information

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year or as a result of the first time application of revised accounting standards.

(b) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, Southcorp Limited, the chief entity, and its controlled entities (together the consolidated entity).

Controlled entities

Where a controlled entity is acquired or disposed of during the year, the results are included in the consolidated financial statements from the date control commences or up to the date control ceases. Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

The controlled entities included in the consolidation are set out in note 45. All balances and effects of transactions between controlled entities have been eliminated.

Associates and joint venture entities

Investments in associates and joint venture entities are accounted for using equity accounting principles. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of an associate's or joint venture entity's net profit or loss after tax is recognised in the consolidated statements of financial performance after adjustments for dissimilar accounting policies and amortisation of goodwill. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign currency translation

Transactions

Foreign currency transactions are translated to Australian dollars at exchange rates ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies at the reporting date are translated at the exchange rates ruling on that date. Exchange differences relating to these amounts are brought to account as exchange gains or losses in the statements of financial performance in the periods in which the exchange rate changes, except where such differences relate to hedging specific anticipated transactions or the acquisition of qualifying assets. Exchange differences arising from transactions hedging the net investment in self-sustaining operations, or relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred to the foreign currency translation reserve on consolidation.

(c) Foreign currency translation (continued)

Translation of foreign operations

Overseas controlled entities are considered to be self-sustaining operations and their assets and liabilities are translated at rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at an average rate for the year. Exchange differences arising on translation are transferred to the foreign currency translation reserve until the disposal, or partial disposal of the operations. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(d) Derivatives

The consolidated entity's activities expose it to changes in foreign currency exchange rates and interest rates in its normal course of business. The principal derivative financial instruments used to hedge these risks are interest rate swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts. The consolidated entity does not enter into derivative transactions for speculative purposes.

A transaction is designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risk being hedged, are designated so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statements of financial performance.

The net amount receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statements of financial position from the date of inception of the hedge transaction. Once recognised, the receivables and payables are revalued to the foreign currency exchange rate applicable at reporting date.

Option premiums are recorded as assets when paid and included in the measurement of the transaction when it occurs.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedge transaction are recognised immediately in the statements of financial performance.

All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges of this type outstanding at reporting date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the statements of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

Where a hedge transaction (including an option contract) is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arise on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arise on the foreign currency hedge are included in the statements of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statements of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statements of financial performance.

(e) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(f) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax payable to taxation authorities. Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods

Revenue from sale of goods is recognised (net of returns, discounts, allowances, rebates and taxes) when control of the goods passes to the customer.

Net market value of own-grown grapes

The market value of harvested grapes net of harvesting costs is recognised as revenue in the statements of financial performance in the period in which the harvest occurs.

Grape vines net market value movements

Increments or decrements in the net market value of grape vines are recognised as revenues or expenses in the statements of financial performance in the period in which they occur.

Vineyard operating costs incurred in maintaining and enhancing the vines are recognised as expenses when incurred.

Sale of non-current assets

The gross proceeds from the sale of non-current assets are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed or conditions are satisfied.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal (including incidental costs).

Dividends

Dividends and distributions from controlled entities and associates are recognised when declared. Dividends from other investments are recognised when received or receivable.

(g) Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

No provision is made for additional taxes which could become payable if certain reserves of foreign controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Tax consolidation

Southcorp Limited and its wholly-owned Australian controlled entities implemented tax consolidation as of 1 July 2003. The Australian Taxation Office has been notified of this decision.

As a consequence, the Company as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in the group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax funding agreements between the Company and the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax funding agreements are recognised as a component of income tax expense.

(g) Taxation (continued)

Deferred tax balances recognised by the head entity in relation to wholly-owned entities joining the tax consolidated group are measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation regime, with one exception. The deferred tax balances relating to assets that had their tax values reset on joining the tax consolidated group, have been measured based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances are also recognised in the consolidated financial statements as income tax expense or benefit. The impact on the income tax expense of these remeasurement adjustments is disclosed in note 6.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authorities is included as a current asset or liability in the statements of financial position.

Revenues are also recognised net of the wine equalisation tax ("WET") and receivables are stated with the amount of WET included. The WET payable to the taxation authorities is included as a current liability in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

(i) Earnings per share

Basic earnings per share

Basic earnings per share ("EPS") is determined by dividing the net profit (loss) after income tax attributable to members of the Company, excluding any costs of servicing equity, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(j) Receivables

Trade debtors and other receivables within terms allowed are recognised at amounts due. Trade debtor terms are generally between 28 and 90 days depending on the nature of the transaction. The collectibility of debts is assessed at reporting date and specific provisions are made for any doubtful accounts.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. Cost for work in progress and finished goods includes direct materials, direct labour, an appropriate proportion of fixed and variable overheads and an appropriate allocation of borrowing costs for non-current inventory. Fixed costs have been allocated on the basis of normal operating capacity.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Net realisable value is determined on the basis of each entity's normal selling patterns. All relevant selling, marketing, distribution and associated costs are estimated and deducted to establish net realisable value.

(l) Investments

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Joint venture entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

Other entities

Investments in other listed and unlisted entities are carried at the lower of cost and recoverable amount, being a Directors' valuation based on market value at the time of the valuation.

(m) Non-current assets

The carrying amounts of all non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount valued on the cost basis of a non-current asset exceeds recoverable amount, the asset is written down to the lower amount and the difference is expensed in the reporting period in which it occurs.

In assessing the recoverable amount of non-current assets the relevant net cash flows have been discounted to their net present values.

(n) Property, plant and equipment

Property, plant and equipment acquired is initially recorded at cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

The cost of assets constructed or internally generated by the consolidated entity includes the cost of material and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets as set out in note 1(t).

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and recoverable amount.

Items of property, plant and equipment, excluding freehold land, are depreciated using the straight line method at rates based upon the estimated useful life of the asset taking into account estimated residual values. Depreciation commences from the time the asset is acquired or completed and held ready for commercial use. The expected useful lives for each class of asset are as follows:

- Buildings 66 years
- Plant and equipment 3 to 40 years

Depreciation rates are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods. Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of another asset or an allocation of production overheads.

(o) Leased assets

Leases of property, plant and equipment under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments and including any guaranteed residual values. Capitalised leased assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of an asset, the useful life of the asset to the consolidated entity. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed as borrowing costs.

Operating leases are not capitalised. Rental payments made under operating leases are expensed on a straight line basis over the term of the leases.

(p) Grape vines

Grape vines are measured at net market value. The net market value of vines is determined as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines and the net market value of the other integral fixed assets associated with the vineyard. In determining the net market value, certain assumptions have been made including market prices, yields and quality of grapes and vineyard operating costs.

(q) Intangibles

Brand names are recorded at the lower of cost and recoverable amount. Where they have definite lives they are amortised over the periods of time it is estimated benefits will be derived from their use in operations. Brand names which have indefinite lives are not amortised as they have unlimited legal lives and on the basis of current information are unlikely to become commercially or technically obsolete. All brand names included in the statements of financial position are considered to have indefinite lives and therefore are not amortised.

(r) Payables

Trade and other creditors represent liabilities for goods and services provided to the consolidated entity prior to reporting date and which are unpaid. Trade accounts payable are normally settled between 30 and 60 days. Payments to grape growers are made in 3 instalments over a period of approximately 180 days from receipt of grapes.

(s) Interest-bearing liabilities

Bank loans and notes are carried on the statements of financial position at their principal amount, subject to any set-off arrangements. Interest is accrued at the contracted rate and included in other creditors. Commercial paper is carried on the statements of financial position at the net proceeds received, plus accrued interest at the contracted rate.

(t) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange losses on borrowings and lease finance charges, net of hedged amounts. Borrowing costs are expensed as incurred unless they relate to qualifying assets in which case borrowing costs are capitalised to the cost of the assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale.

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. For the current year this rate was 6.5% per annum (2004: 6.5%).

Capitalised borrowing costs relieved on the sale of maturation wine inventories are included in net borrowing costs in the statements of financial performance.

(u) Employee benefits

Provision has been made in the financial statements for entitlements accruing to employees in relation to wages, salaries, sick leave, annual leave, long service leave and other benefits where the consolidated entity has a present obligation to pay resulting from employees' services provided up to reporting date.

Wages, salaries, annual leave and sick leave

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of year-end and beyond represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee benefits for long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. The provision is calculated using expected future increase in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely matches the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation funds

The Company and certain controlled entities contribute to a number of superannuation funds. Contributions to defined benefit and accumulation funds are recognised as an expense in the year they are paid or become payable.

Employee share and option plans

Shareholders have approved certain employee and executive share and option plans. Under the rules of these plans, the Company issues shares and grants options from time to time. Costs incurred in administering these plans are expensed as incurred.

Amounts receivable under the various employee share plans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

(v) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the statements of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statements of financial position, the provision is recognised net of the recovery only when the entity has a legally recognised right to set-off the recovery receivable and the provision and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, determined or publicly recommended, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

(v) Provisions (continued)

Divested businesses

These amounts relate to provisions established in respect of the divestment of previously controlled entities and businesses and include environmental, pension, litigation and other commitments.

Onerous contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Other

Other provisions include restructuring costs and are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced or firm contracts related to the restructuring have been entered into. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for employee benefits.

(w) Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity and as such are disclosed separately.

(x) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(y) Revision of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

		Consolidated		Southcorp Limited	
		2005	2004	2005	2004
		$'000	$'000	$'000	$'000
2.	**REVENUE FROM ORDINARY ACTIVITIES**				
	Revenue from operating activities				
	Sale of goods	1,035,474	1,062,193	-	-
	Net market value of own-grown grapes	71,407	78,628	-	-
	Dividends received	-	1,583	-	31,411
	Interest received or receivable	3,230	2,623	18,763	17,950
		1,110,111	1,145,027	18,763	49,361
	Other revenue				
	Proceeds from sale of non-current assets	17,519	3,018	-	-
	Other	19,371	10,592	-	27
		36,890	13,610	-	27
	Total revenue from ordinary activities	1,147,001	1,158,637	18,763	49,388
3.	**EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS**				
	Cost of goods sold	(639,589)	(640,936)	-	-
	Administration expenses	(62,221)	(60,308)	2,235	1,875
	Selling, marketing and distribution expenses	(188,571)	(214,681)	-	-
	Vineyard operating costs	(60,604)	(60,742)	-	-
	Net decrement in net market value of grape vines	13	(295)	-	-
	Restructure and redundancy costs	(77,897)	(105,760)	(4,598)	-
	Write-down in value of brand names	(149,300)	-	-	-
	Net write-back of onerous contracts provision	4,235	8,675	-	-
	Costs associated with the defence of the Foster's bid	(16,524)	-	-	-
	Recovery of divested business receivable previously written off	13,816	-	-	-
	Other	(1,132)	(2,265)	(57)	299
	Total expenses from ordinary activities, excluding borrowing costs	(1,177,774)	(1,076,312)	(2,420)	2,174
4.	**SIGNIFICANT ITEMS INCLUDED IN PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX**				
	Costs associated with the defence of the Foster's bid	(16,524)	-	-	-
	Restructure and redundancy costs	(77,897)	(105,760)	(4,598)	-
	Recovery of divested business receivable previously written off	13,816	-	-	-
	Write-down in value of brand names	(149,300)	-	-	-
	Net write-back of onerous contracts provision	-	8,675	-	-
		(229,905)	(97,085)	(4,598)	-

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
5. PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX				
Profit (loss) from ordinary activities before income tax has been arrived at after crediting (charging):				
Interest received or receivable from:				
Controlled entities	**-**	-	**18,472**	17,870
Other persons	**3,230**	2,623	**291**	80
	3,230	2,623	**18,763**	17,950
Borrowing costs				
Interest paid or payable to:				
Controlled entities	**-**	-	**(11,227)**	(10,549)
Other persons	**(34,092)**	(45,065)	**-**	-
Lease finance charges	**-**	(11)	**-**	-
	(34,092)	(45,076)	**(11,227)**	(10,549)
Capitalised interest	**14,746**	16,673	**-**	-
Capitalised interest relieved	**(17,149)**	(14,993)	**-**	-
	(36,495)	(43,396)	**(11,227)**	(10,549)
Other borrowing costs	**(1,635)**	(1,909)	**-**	-
Borrowing costs capitalised	**736**	709	**-**	-
Borrowing costs relieved	**(638)**	(521)	**-**	-
Borrowing costs	**(38,032)**	(45,117)	**(11,227)**	(10,549)
Net interest income (expense) and borrowing costs	**(34,802)**	(42,494)	**7,536**	7,401
Dividends received from:				
Other entities	**-**	1,583	**-**	-
Controlled entities	**-**	-	**-**	31,411
	-	1,583	**-**	31,411
Write-down of non-current assets:				
Brand names	**(149,300)**	-	**-**	-
Land and buildings	**(1,751)**	(23,637)	**-**	-
Plant and equipment	**(15,679)**	(41,480)	**-**	-
	(166,730)	(65,117)	**-**	-
Net profit (loss) on sale of non-current assets:				
Property, plant and equipment	**7,376**	549	**-**	-
Depreciation of property, plant and equipment:				
Buildings	**(3,319)**	(2,409)	**-**	-
Plant and equipment	**(36,488)**	(44,006)	**-**	-
	(39,807)	(46,415)	**-**	-
Net (expense) credit from movement in provisions:				
Employee benefits	**(12,969)**	(19,170)	**-**	-
Doubtful trade debts	**266**	(1,055)	**-**	-
Employee share plan loans	**2,235**	1,875	**2,235**	1,875
Divested businesses	**5,167**	474	**-**	-
Onerous contracts	**3,201**	8,675	**-**	-
Restructure	**(42,081)**	-	**-**	-
Other	**2,464**	(9,634)	**-**	-
	(41,717)	(18,835)	**2,235**	1,875
Write-down in value of inventory	**(8,101)**	(32,161)	**-**	-
Bad debts written off - trade debtors	**(73)**	(53)	**-**	-
Bad debts recovered	**21**	44	**-**	-
Net foreign exchange gains	**6,939**	5,513	**-**	-
Operating lease rental expense	**(15,106)**	(14,635)	**-**	-

	Consolidated		Southcorp Limited	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
6. INCOME TAX				
Income tax (expense) benefit				
Prima facie income tax (expense) benefit calculated on profit (loss) from ordinary activities at 30% (2003: 30%)	**20,642**	(11,023)	**(1,535)**	(12,304)
(Increase) decrease in tax expense due to:				
Imputation gross-up on dividends received	-	-	-	(3,886)
Franking credits on dividends received	-	-	-	13,309
Overseas tax rate differential	**254**	(6,976)	-	-
Non assessable profits on divestment of businesses and other assets	**4,934**	177	-	-
Write-down of property plant and equipment	-	(6,655)	-	-
Benefit of unbooked tax losses and timing differences recouped	**10,270**	19,662	-	-
Net decrement in net market value of grape vines	-	(126)	-	-
Depreciation	**882**	974	-	-
Write-down of brand names	**(44,790)**	-	-	-
Income tax (expense) benefit related to current and deferred tax transactions of entities in the tax consolidated group	-	-	**11,892**	26,906
Compensation receivable from (payable to) tax consolidated group entities under tax funding agreements	-	-	**(11,892)**	(26,906)
Other items	**(1,474)**	(543)	**(1,382)**	-
Income tax (under) over provided in previous years	**7,557**	1,853	**(235)**	(26)
Income tax (expense) benefit on the profit (loss) from ordinary activities before individually significant income tax items	**(1,665)**	(2,657)	**(3,152)**	(2,907)
Adjustments to deferred tax balances on implementation of tax consolidation	**16,370**	12,150	-	-
Net deferred tax balances of tax consolidated group entities assumed on implementation of tax consolidation	-	-	-	(43,165)
Compensation received from tax consolidated group entities under tax funding agreements	-	-	-	43,165
Income tax (expense) benefit relating to profit (loss) from ordinary activities	**14,705**	9,493	**(3,152)**	(2,907)
Tax balances				
Current tax assets - income tax refunds	**4,161**	10,385	**3,057**	8,952
Deferred tax assets - future income tax benefit	**47,721**	44,605	**37,199**	41,647
Current tax liabilities - provision for current income tax	**1,770**	8,420	-	-
Deferred tax liabilities - provision for deferred income tax	**33,571**	56,924	**33,211**	54,275
Benefit for income tax losses incurred				
(a) Benefits recognised in the statements of financial position in respect of tax losses which have been tax effected	-	2,015	-	2,015
(b) Benefits not recognised				
Potential future income tax benefits in certain controlled entities arising from timing differences and tax losses not recognised as an asset in the statements of financial position:				
Tax losses	**9,913**	26,359	-	-
Timing differences	-	15,245	-	-
	9,913	41,604	-	-

The potential benefits will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
7. DIVIDENDS				
Unfranked interim 2005 ordinary dividend of 3 cents per share paid on 31 March 2005	**22,335**	-	**22,335**	-
Dividend franking account				
Franking credits available for subsequent financial years based on a tax rate of 30% (2004: 30%)			**(1,129)**	(8,962)

The franking deficit at 30 June 2005 represents the balance of the dividend franking account at the end of the financial year adjusted for franking debits that will arise from the refund of the current tax receivable recognised at 30 June 2005.

	Consolidated	
8. EARNINGS PER SHARE ("EPS")		
	Number of ordinary shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**744,574,397**	744,508,138
Add: weighted average potential ordinary shares	-	91,695
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**744,574,397**	744,599,833
	$'000	$'000
Net profit (loss) attributable to members of Southcorp Limited used in calculating basic earnings per share and diluted earnings per share	**(54,092)**	46,237

Details relating to options are set out in note 35.

All options granted, exercised and cancelled during the current financial year are considered to be non dilutive and therefore are not included in the calculation of the diluted EPS as the average market price of ordinary shares used in the calculation of diluted EPS was less than the exercise prices of these options. In the prior year 1,600,000 options were considered dilutive.

Since the end of the financial year, no ordinary shares (2004: Nil) have been issued due to the exercise of options granted under the various plans.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
9. CASH ASSETS				
Cash at bank and on hand	**63,627**	10,201	**17,704**	4,852
Short term deposits	**31,069**	19,844	-	-
	94,696	30,045	**17,704**	4,852

Short term deposits

The weighted average effective interest rate on the short term deposits at 30 June 2005 was 5.5% (2004: 3.6%).

	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
10. CURRENT RECEIVABLES				
Trade debtors	**255,140**	309,149	-	-
Provision for doubtful debts	**(843)**	(1,217)	-	-
	254,297	307,932	-	-
Employee share plan loans (refer note 14)	**680**	1,502	**680**	1,502
Provision for net market value adjustment	**(191)**	(650)	**(191)**	(650)
	489	852	**489**	852
Loans and other debtors relating to divested businesses (refer note 14)	**14,349**	6,775	-	277
Other debtors	**26,138**	22,029	-	-
Amounts owing by joint venture entities	-	76	-	-
Other amounts owing by controlled entities	-	-	**1,048,981**	1,048,528
	295,273	337,664	**1,049,470**	1,049,657

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
11. CURRENT INVENTORIES				
Raw materials and stores				
- at cost	**15,902**	16,865	**-**	-
Work in progress				
- at cost	**421,766**	459,059	**-**	-
- at net realisable value	**20,039**	17,432	**-**	-
Finished goods				
- at cost	**119,018**	133,597	**-**	-
- at net realisable value	**12,998**	19,726	**-**	-
	589,723	646,679	**-**	-
12. FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange losses relating to future anticipated transactions	**159**	9,277	**-**	-
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**32,724**	40,477	**-**	-
	32,883	49,754	**-**	-
Non-current				
Deferred foreign exchange losses relating to future anticipated transactions	**354**	12,429	**-**	-
Amounts receivable under foreign currency hedges relating to future anticipated transactions	**41,617**	42,862	**-**	-
	41,971	55,291	**-**	-
13. OTHER FINANCIAL ASSETS				
Shares in unlisted companies - at cost	**-**	31,260	**-**	-
Joint venture entities accounted for using the equity method (refer note 31)	**-**	2,510	**-**	-
	-	33,770	**-**	-
14. NON-CURRENT RECEIVABLES				
Employee share plan loans	**-**	14,418	**-**	14,418
Provision for net market value adjustment	**-**	(6,822)	**-**	(6,822)
	-	7,596	**-**	7,596
Loans and other debtors relating to divested businesses	**1,114**	1,967	**-**	-
Loans to other entities	**-**	790	**-**	790
Other debtors	**6,150**	7,098	**-**	-
Tax related amounts owing by wholly-owned entities	**-**	-	**-**	15,880
Other amounts owing by controlled entities	**-**	-	**1,269,083**	1,254,800
	7,264	17,451	**1,269,083**	1,279,066

Employee share plan loans - current and non-current

Employee share plan loans are unsecured and non-interest bearing. Refer to note 35 for details of the share plans.

Loans and other debtors relating to divested businesses - current and non-current

Includes a fixed interest bearing loan for deferred consideration secured by a charge over the assets of a certain divested business. The weighted average effective interest rate at 30 June 2005 was 8.0% (2004: 8.0%).

Loans to other entities - non-current

The comparative included a secured fixed interest bearing loan to an employee. The weighted average effective interest rate on the loan for 2004 was 5.0%.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
15. NON-CURRENT INVENTORIES				
Work in progress - at cost	**158,854**	175,286	-	-
16. OTHER FINANCIAL ASSETS				
Shares in controlled entities - at cost	-	-	**198,058**	198,058
17. PROPERTY, PLANT AND EQUIPMENT				
Land and buildings				
At cost	**262,087**	246,010	-	-
Accumulated depreciation	**(61,366)**	(58,983)	-	-
	200,721	187,027	-	-
Plant and equipment				
At cost	**696,339**	685,444	-	-
Accumulated depreciation	**(370,585)**	(358,930)	-	-
	325,754	326,514	-	-
Total property, plant and equipment	**526,475**	513,541	-	-
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Land and buildings				
Carrying amount at beginning of year	**187,027**	212,263	-	-
Additions	**23,044**	1,660	-	-
Disposals	**(3,771)**	(990)	-	-
Depreciation	**(3,319)**	(2,409)	-	-
Transfers and reclassifications	**(38)**	59	-	-
Write-downs	**(1,751)**	(23,637)	-	-
Net foreign currency differences on translation of self-sustaining operations	**(471)**	81	-	-
Carrying amount at end of year	**200,721**	187,027	-	-
Land and buildings - current value	**291,206**	277,512	-	-
Land and buildings are measured on the cost basis. The current value stated is based on an internal valuation at 30 June 2004 on the basis of market value for existing use adjusted for additions and disposals since that date.				
Plant and equipment				
Carrying amount at beginning of year	**326,514**	397,980	-	-
Additions	**58,301**	20,118	-	-
Disposals	**(6,372)**	(1,479)	-	-
Depreciation	**(36,488)**	(44,006)	-	-
Transfers and reclassifications	**38**	(4,265)	-	-
Write-downs	**(15,679)**	(41,480)	-	-
Net foreign currency differences on translation of self-sustaining operations	**(560)**	(354)	-	-
Carrying amount at end of year	**325,754**	326,514	-	-
Plant and equipment subject to finance lease				
Plant and equipment includes $Nil (2004: $33,000) of assets which are held under unsecured finance lease arrangements.				

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
18. GRAPE VINES				
Grape vines - at net market value	**179,184**	174,298	**-**	-
The consolidated entity has 7,703 hectares (2004: 7,969) of owned land under vine and 366 hectares (2004: 351) of leased land under vine, located in Australia, France and the USA.				
19. INTANGIBLE ASSETS				
Brand names - at cost	**605,997**	605,997	**-**	-
Provision for diminution in value	**(389,300)**	(240,000)	**-**	-
	216,697	365,997	**-**	-
20. CURRENT PAYABLES				
Trade creditors	**220,696**	247,020	**-**	-
Other creditors	**28,167**	31,191	**1,426**	652
Amount owing to joint venture entities	**-**	739	**-**	-
Tax related amounts owing to wholly-owned entities	**-**	-	**4,866**	8,853
Other amounts owing to controlled entities	**-**	-	**748,801**	712,557
	248,863	278,950	**755,093**	722,062
21. CURRENT INTEREST-BEARING LIABILITIES				
Related party (refer note 41)	**75,000**	-	**-**	-
Bank loans (refer note 41)	**-**	44,068	**-**	-
Lease liabilities (refer note 33)	**-**	38	**-**	-
	75,000	44,106	**-**	-
22. CURRENT PROVISIONS				
Employee benefits	**37,888**	46,081	**-**	-
Divested businesses	**6,214**	12,544	**-**	-
Onerous contracts	**2,206**	3,342	**-**	-
Restructure	**42,081**	-	**-**	-
Other	**5,013**	11,653	**-**	-
	93,402	73,620	**-**	-
23. FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS				
Current				
Deferred foreign exchange gains relating to future anticipated transactions	**32,724**	40,477	**-**	-
Amounts payable under foreign currency hedges relating to future anticipated transactions	**159**	9,277	**-**	-
	32,883	49,754	**-**	-
Non-current				
Deferred foreign exchange gains relating to future anticipated transactions	**41,617**	42,862	**-**	-
Amounts payable under foreign currency hedges relating to future anticipated transactions	**354**	12,429	**-**	-
	41,971	55,291	**-**	-
24. NON-CURRENT INTEREST-BEARING LIABILITIES				
Medium term notes (refer note 41)	**450,000**	450,000	**-**	-
Bank loans (refer note 41)	**-**	133,222	**-**	-
Other loans - unsecured	**1,213**	1,164	**-**	-
	451,213	584,386	**-**	-

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
25. NON-CURRENT PROVISIONS				
Employee benefits	**12,069**	12,934	-	-
Divested businesses	**5,228**	6,048	-	-
Onerous contracts	**1,743**	4,842	-	-
Other	**61**	100	-	-
	19,101	23,924	-	-
Reconciliations - current and non-current				
Reconciliations of the carrying amounts for each class of provision, except for employee benefits, are set out below:				
Dividends				
Carrying amount at beginning of year	-	74,451	-	74,451
Provisions made during the year				
- Interim dividend 2005	**22,335**		**22,335**	
Payments made during the year	**(22,335)**	(74,451)	**(22,335)**	(74,451)
Carrying amount at end of year	-	-	-	-
Divested businesses				
Carrying amount at beginning of year	**18,592**	21,701	-	-
Provisions made during the year	**214**	4,027	-	-
Payments made during the year	**(1,597)**	(5,179)	-	-
Reversal of unused provisions	**(5,381)**	(4,501)	-	-
Transfers and reclassifications	-	3,000	-	-
Net foreign currency differences on translation of self-sustaining operations	**(386)**	(456)	-	-
Carrying amount at end of year	**11,442**	18,592	-	-
Onerous contracts				
Carrying amount at beginning of year	**8,184**	17,882	-	-
Payments made during the year	**(1,034)**	(1,023)	-	-
Reversal of unused provisions	**(3,201)**	(8,675)	-	-
Net foreign currency differences on translation of self-sustaining operations	-	-	-	-
Carrying amount at end of year	**3,949**	8,184	-	-
Restructure				
Carrying amount at beginning of year	-	-	-	-
Provisions made during the year	**42,081**	-	-	-
Carrying amount at end of year	**42,081**	-	-	-
Other				
Carrying amount at beginning of year	**11,753**	4,952	-	-
Provisions made during the year	**1,443**	10,016	-	-
Payments made during the year	**(4,194)**	(2,836)	-	-
Reversal of unused provisions	**(3,907)**	(382)	-	-
Net foreign currency differences on translation of self-sustaining operations	**(21)**	3	-	-
Carrying amount at end of year	**5,074**	11,753	-	-

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
26. CONTRIBUTED EQUITY				
Share capital				
744,734,091 (2004: 744,508,138) ordinary shares fully paid	**1,515,025**	1,514,282	**1,515,025**	1,514,282
	Issue date	**Number**	**Issue price**	**$000**
Movements in issued ordinary shares:				
Balance 1 July 2003 and 2004		744,508,138		1,514,282
Exercise of options granted under the Southcorp Executive Share and Option Plan	31-May-05	225,953	$3.29	743
Balance 30 June 2005		**744,734,091**		**1,515,025**

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
27. RESERVES				
Foreign currency translation	**(1,729)**	7,684	-	-
Total reserves	**(1,729)**	7,684	-	-
Movements in reserves:				
Foreign currency translation				
Balance at beginning of year	**7,684**	2,901	-	-
Net exchange differences on translation of financial statements of self-sustaining foreign operations	**(9,413)**	4,783	-	-
Balance at end of year	**(1,729)**	7,684	-	-

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the net investment in foreign operations and the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
28. RETAINED PROFITS (ACCUMULATED LOSSES)				
Retained profits (accumulated losses) at beginning of year	**(233,392)**	(279,629)	**291,613**	253,507
Net profit (loss) attributable to members of Southcorp Limited	**(54,092)**	46,237	**1,964**	38,106
Total available for appropriation	**(287,484)**	(233,392)	**293,577**	291,613
Dividends recognised during the year	**(22,335)**	-	**(22,335)**	-
Retained profits (accumulated losses) at end of year	**(309,819)**	(233,392)	**271,242**	291,613
29. OUTSIDE EQUITY INTERESTS				
At end of year the following represents the outside equity interests in controlled entities:				
Issued capital	**24**	24	-	-
Retained profits (accumulated losses)	**(9)**	(1)	-	-
	15	23	-	-

	Consolidated 2005 $'000	Consolidated 2004 $'000
30. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		
Results of joint venture entities		
Share of loss from ordinary activities before income tax expense	-	(464)
Share of income tax expense relating to ordinary activities	-	-
Share of equity accounted net loss	-	(464)
Share of accumulated losses at beginning of year	(1,166)	(702)
Adjustment on termination of joint venture	1,166	-
Share of accumulated losses at end of year	-	(1,166)
Foreign currency translation reserve		
Share of foreign currency translation reserves at beginning of year	(552)	(518)
Share of decrement in foreign currency translation reserves		(34)
Adjustment on termination of joint venture	552	-
Share of foreign currency translation reserve at end of year	-	(552)
Movements in carrying amount of investments in joint venture entities		
Carrying amount of investments at beginning of year	2,510	3,008
Additional investment in joint venture entities	-	(464)
Share of decrement in reserves	-	(34)
Adjustment on termination of joint venture	(2,510)	-
Carrying amount of investments at end of year	-	2,510

31. DETAILS OF INVESTMENTS IN JOINT VENTURE ENTITIES

Name	Principal activities	Ownership interest 2005 %	Ownership interest 2004 %	Consolidated investment carrying amount 2005 $'000	Consolidated investment carrying amount 2004 $'000
RMRE LLC	Production/ sale of wine	-	50	-	685
RMRE Australian Partnership	Production/ sale of wine	-	50	-	1,825
				-	2,510

Effective 1 July 2004, the joint ventures were terminated. Under the termination arrangements Southcorp acquired 100% of the Talomas brand and Robert Mondavi acquired 100% of the Kirralaa brand.

32. SEGMENT REPORTING

Primary reporting Geographic segments	Australasia	UK /Europe	The Americas	Unallocated & inter-segment eliminations	Total
2005 ($'000)					
Revenue					
Sales to external customers	419,130	265,358	350,986	-	1,035,474
Inter-segment sales	444,400	-	-	(444,400)	-
Other revenue	102,575	2,702	3,020	-	108,297
Segment revenue	966,105	268,060	354,006	(444,400)	1,143,771
Unallocated				3,230	3,230
Total revenue	966,105	268,060	354,006	(441,170)	1,147,001
Result					
EBIT pre significant items	72,180	46,843	76,879	-	195,902
Significant items	(77,007)	(5,420)	1,822	(149,300)	(229,905)
Earnings before interest and tax	(4,827)	41,423	78,701	(149,300)	(34,003)
Net interest and other borrowing costs				(34,802)	(34,802)
Profit (loss) from ordinary activities before income tax	(4,827)	41,423	78,701	(184,102)	(68,805)
Income tax (expense) benefit				14,705	14,705
Profit (loss) from ordinary activities after income tax	(4,827)	41,423	78,701	(169,397)	(54,100)
Segment assets	1,588,863	103,898	127,727	216,697	2,037,185
Unallocated assets				164,081	164,081
Consolidated total assets	1,588,863	103,898	127,727	380,778	2,201,266
Segment liabilities	(302,728)	(54,772)	(62,058)		(419,558)
Unallocated liabilities				(578,216)	(578,216)
Consolidated total liabilities	(302,728)	(54,772)	(62,058)	(578,216)	(997,774)
Acquisition of segment non-current assets	85,463	298	484	-	86,245
Depreciation and amortisation of segment assets	(39,049)	(241)	(517)	-	(39,807)
Other non-cash expenses	(8,248)	2,165	(56)	-	(6,139)
Share of net profit (loss) from joint venture entities	-	-	-	-	-
Investments in joint venture entities	-	-	-	-	-

32. SEGMENT REPORTING (continued)

Primary reporting **Geographic segments**	**Australasia**	**UK /Europe**	**The Americas**	**Unallocated & inter-segment eliminations**	**Total**
2004 ($'000)					
Revenue					
Sales to external customers	425,066	267,874	369,253	-	1,062,193
Inter-segment sales	429,760	-	-	(429,760)	-
Other revenue	89,048	2,314	2,459	-	93,821
Segment revenue	943,874	270,188	371,712	(429,760)	1,156,014
Unallocated				2,623	2,623
Total revenue	943,874	270,188	371,712	(427,137)	1,158,637
Result					
EBIT pre significant items	60,515	33,023	82,785	-	176,323
Significant items	(89,637)	(1,394)	(6,054)	-	(97,085)
Earnings before interest and tax	(29,122)	31,629	76,731	-	79,238
Net interest and other borrowing costs				(42,494)	(42,494)
Profit (loss) from ordinary activities before income tax	(29,122)	31,629	76,731	(42,494)	36,744
Income tax (expense) benefit				9,493	9,493
Profit (loss) from ordinary activities after income tax	(29,122)	31,629	76,731	(33,001)	46,237
Segment assets	1,655,545	141,583	164,497	365,997	2,327,622
Unallocated assets				136,350	136,350
Consolidated total assets	1,655,545	141,583	164,497	502,347	2,463,972
Segment liabilities	(344,141)	(49,835)	(58,097)	-	(452,073)
Unallocated liabilities				(723,302)	(723,302)
Consolidated total liabilities	(344,141)	(49,835)	(58,097)	(723,302)	(1,175,375)
Acquisition of segment non-current assets	25,426	117	443	-	25,986
Depreciation and amortisation of segment assets	(45,560)	(260)	(595)	-	(46,415)
Other non-cash expenses	(101,199)	(4,802)	(1,234)	-	(107,235)
Share of net profit (loss) from joint venture entities	24	-	(488)	-	(464)
Investments in joint venture entities	1,825	-	685	-	2,510

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies described in note 1. The consolidated entity operates in the wine industry and the primary segment is geographic. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated as the financing function for the group is managed centrally.

Segment assets and liabilities are based on their geographic location. Segment revenue includes sales and other revenue and is based on the geographical location of customers, except for inter-segment sales which is based on location of manufacture:

- Australasia - Viticulture, production and sale of wine.
- UK/Europe - Customers for wine mainly exported from Australia with some viticulture and production of wine in France.
- The Americas - Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA.

	Consolidated		Southcorp Limited	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
33. LEASE COMMITMENTS				
Operating leases				
Expenditure contracted but not provided for:				
Within one year	**11,040**	13,677	-	-
One year or later and no later than five years	**18,152**	22,724	-	-
Later than five years	**8,112**	9,233	-	-
	37,304	45,634	-	-
The consolidated entity leases property, plant and equipment under operating leases. These lease arrangements include normal commercial terms and conditions, including renewal rights, purchase options and escalation clauses where appropriate. No material restrictions, or contingent rental payments are imposed by these arrangements.				
Finance leases				
Expenditure contracted but not provided for:				
Within one year	-	40	-	-
One year or later and no later than five years	-	-	-	-
	-	40	-	-
Less: Future lease finance charges	-	(2)	-	-
	-	38	-	-
Lease liabilities provided for in the financial statements:				
Current (refer note 21)	-	38	-	-
Non-current	-	-	-	-
	-	38	-	-
The consolidated entity leases property, plant and equipment under finance leases. These lease arrangements include normal commercial terms and conditions, purchase options/obligation and market interest rates. No material restrictions are imposed by these arrangements.				
34. CAPITAL AND OTHER EXPENDITURE COMMITMENTS				
Capital expenditure				
Expenditure contracted but not provided for:				
Within one year	**3,099**	1,381	-	-
Other expenditure including service contracts				
Expenditure contracted but not provided for:				
Within one year	**2,212**	3,039	-	-
One year or later and no later than five years	-	2,212	-	-
	2,212	5,251	-	-
35. EMPLOYEE BENEFITS				
Aggregate liability for employee entitlements, including on-costs				
Current (refer note 22)	**37,888**	46,081	-	-
Non-current (refer note 25)	**12,069**	12,934	-	-
	49,957	59,015	-	-
Number of employees				
Full time equivalents at end of year:				
Permanent	**2,095**	2,235	-	-
Casual	**182**	262	-	-
	2,277	2,497	-	-

35. EMPLOYEE BENEFITS (continued)

Superannuation funds

The consolidated entity contributes to a number of superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The funds provide benefits either on a defined benefit or accumulation basis for employees on retirement, resignation or disablement, or to their dependants or nominated beneficiaries on death.

Contributions by the consolidated entity are as set out in the relevant trust deeds or in accordance with industrial agreements or legislation, subject to the right to reduce, suspend or terminate contributions as specified in the relevant trust deeds. Member contributions are at varying rates, depending on the underlying requirements of the trust deed or award.

The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Vested benefits are benefits that members are entitled to receive had they terminated their fund membership as at the reporting date. The liability for accrued benefits represents the fund's present obligation to pay benefits to members and is calculated by an actuary on the basis of the present value of expected future payments arising from membership of the fund.

Contributions by the consolidated entity generally vary according to the assets of the fund and actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. Independent actuarial assessments of the funds are carried out at regular intervals not exceeding three years.

The net market value of fund assets, accrued benefits and vested benefits of the only material fund and the aggregate of all defined benefit funds are:

	Consolidated	
	2005	2004
	$'000	$'000
Plum Superannuation Fund for Southcorp Employees (a)		
Net market value of fund assets	**101,304**	95,021
Accrued benefits	**(100,587)**	(93,571)
Excess of fund assets over accrued benefits	**717**	1,450
Vested benefits	**100,587**	93,571
Aggregate totals for all funds (a)		
Net market value of fund assets	**105,123**	98,825
Accrued benefits	**(106,616)**	(99,260)
Excess (deficiency) of fund assets over accrued benefits (b)	**(1,493)**	(435)
Vested benefits	**103,995**	97,345
Employer contributions paid to the funds	**11,112**	12,291
Employer contributions payable to the funds	**2,228**	3,179

(a) The 2005 amounts are calculated as at 30 June 2005 based on reports obtained from the fund managers. The comparative amounts are as at 30 June 2004 on the same basis.

(b) Employer contributions to fund this deficiency have been provided for in the Statements of Financial Position.

35. EMPLOYEE BENEFITS (continued)

Executive share and option plan

The Southcorp Executive Share and Option Plan was approved by shareholders at the Company's annual general meeting on 24 November 1995 to offer ordinary shares and options over unissued ordinary shares.

At times determined by the directors, the Company may offer shares or options to selected executives at the weighted average market price on the date of issue. The shares or options shall have such conditions attached as determined by the directors, including share price or financial performance hurdles and continuity of employment with the consolidated entity. If the conditions are not met, the shares will be forfeited or the options will lapse with no benefit to the executive.

Interest free loans are provided to purchase the shares which are held by the Trustee on behalf of participating executives for a period of at least three years (unless employment ceases) and until specific conditions have been satisfied. Participating executives are not permitted to deal in the shares unless the restriction period has expired and all of the conditions have been met. Loans are repayable from dividend income earned by the shares acquired under the plan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Each participating executive may direct the Trustee how the voting rights attached to the shares allocated to the executive are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration to the participating executives for a period of not less than two years. Options will lapse if the specific conditions are not met, on or shortly after the cessation of employment of the option holder or on the expiry date of the options. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the underlying shares when the options have been exercised and the shares issued.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out below.

Employee share plans

The Southcorp Employee Share Plan was approved by shareholders at the Company's annual general meeting on 24 November 1995. Eligible Australian and New Zealand based employees have entitlements under this Plan. Eligible employees based in other countries have entitlements under the Southcorp International Employee Equity Plan which was approved by shareholders at the Company's annual general meeting on 21 November 1997.

Participation under these plans is available to all permanent full-time and part-time employees of the consolidated entity who have a minimum of six months service. Participation is also subject to applicable securities and taxation laws in the countries in which the employee resides.

The following offers may be made to employees:

(a) An offer of fully paid shares, to be held by a trustee on behalf of employees for a minimum of not less than three years.

(b) An offer of options to be granted directly to the employee, which may be exercised after a minimum period to acquire fully paid shares in the Company

(c) An offer of options to be granted to a trustee and held on behalf of employees. After a minimum period, the employee may request the trustee to exercise the options, sell the shares and remit any surplus on sale to the employee.

Offers under these plans may be made once in each calendar year, unless otherwise determined by the directors. The maximum number of shares or options offered to any employee in each offer is 1,000.

Shares are issued at a price not less than 85% of the prevailing market price at the time of issue and an interest free loan may be offered to purchase the shares. Dividends are applied to repay the loan. On cessation of employment, the loan is repayable from the proceeds of sale of the relevant shares, however there is no recourse to the employee in the event of a shortfall.

Each participating employee may direct the Trustee how the voting rights attached to the shares allocated to the employee are to be exercised. In the absence of instructions, the Trustee cannot exercise the voting rights.

Options are granted for no monetary consideration but at an exercise price not less than 85% of the prevailing market price at the time of granting the options. There are no voting rights attached to the options or the unissued shares. Voting rights will be attached to the underlying shares when the options have been exercised.

Details of shares and options over unissued ordinary shares as at the beginning and ending of the reporting period and movements during the year are set out below.

35. EMPLOYEE BENEFITS (continued)

Summary of options over unissued ordinary shares

Grant date	Note	Exercise price	Exercise date on or after	Expiry date	On issue 30 June 2004	Options granted	Options exercised	Date exercised	Options lapsed/ cancelled	Number of options at 30 June 2005 On issue	Vested
Southcorp Executive Share and Option Plan											
12 Nov 99	(a)(d)	$5.38	1 Jan 03	30 Sep 09	265,000	-	-	-	110,000	155,000	155,000
21 Jun 00		$4.59	1 Jul 03	30 Sep 09	75,000	-	-	-	75,000	-	-
2 Apr 01		$6.50	1 Jul 04	31 Dec 10	75,000	-	-	-	75,000	-	-
10 Oct 01		$7.19	1 Jan 05	30 Jun 11	655,000	-	-	-	655,000	-	-
16 Sep 02	(b)(d)	$5.42	30 Sep 05	30 Jun 12	610,000	-	-	-	480,000	130,000	-
30 Oct 03		$2.83	30 Oct 05	30 Oct 08	1,000,000	-	-	-	1,000,000	-	-
30 Oct 03	(b)(d)	$2.85	30 Oct 05	30 Oct 08	600,000	-	-	-	-	600,000	-
24 Dec 04	(c)	$3.29	30 Aug 07	24 Dec 09	-	225,953	225,953	31 May 05	-	-	-
					3,280,000	225,953	225,953		2,395,000	885,000	155,000
Southcorp Managing Director Share Option Deed											
29 Oct 99		$5.47	29 Oct 02	28 Oct 04	333,334	-	-	-	333,334	-	-
15 Oct 03		$3.36	15 Oct 05	15 Oct 08	2,000,000	-	-	-	2,000,000	-	-
					2,333,334	-	-		2,333,334	-	-
Southcorp Executive Director Share Option Deed											
15 Oct 03		$3.20	15 Oct 05	15 Oct 08	250,000	-	-	-	250,000	-	-

Notes to options over unissued ordinary shares

(a) Exercising was conditional on the Company's earnings per share being equal to or greater than prescribed amounts and these targets have been achieved.

(b) Exercising was conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved.

(c) Exercising was conditional on the Company's Total Shareholder Return (TSR) being equal to or greater than prescribed amounts, and these targets have been achieved.

(d) All the options on issue at 30 June 2005 were cancelled on 1 July 2005.

35. EMPLOYEE BENEFITS (continued)

Summary of movements in the share plans

Issue date	Note	Issue price	Number of shares at 30 June 2004	Shares issued during the year	Fair value per share of shares issued (d)	Shares forfeited	Shares distributed during the year	Dates distributed	Fair value per share distributed (d)	Closing balance at 30 June 2005 Number	Closing balance at 30 June 2005 Fair value per share
Southcorp Executive Share and Option Plan											
19 Dec 95	(a)	$3.04	119,000	-	-	-	119,000	9 Jul 04, 30 Sep 04 and 9 Jun 05		-	-
10 Oct 01	(b)(e)	$7.19	1,600,000	-	-	110,000	1,425,000	7 and 9 Jun 05	$4.26	65,000	$4.26
16 Sep 02	(b)(e)	$5.42	485,000	-	-	210,000	260,000	7 and 9 Jun 05	$4.26	15,000	$4.26
			2,204,000	-		320,000	1,804,000			80,000	
Southcorp Employee Share Plan											
31 May 96	(c)(e)	$2.68	305,250	-	-	-	278,250	1 Jul 04 - 14 Jun 05		27,000	$4.26
26 May 97	(c)(e)	$3.83	402,700	-	-	-	359,200	1 Jul 04 - 14 Jun 05		43,500	$4.26
			707,950	-		-	637,450			70,500	

Notes to summary of movements in the share plans

(a) Vesting of shares was conditional on the Company's earnings per share being equal to or greater than prescribed amounts and these targets have been achieved.

(b) Vesting of shares was conditional on the Company's closing share price on the ASX being equal to or greater than prescribed amounts, which to date have not been achieved

(c) The three year holding period from the date of issue elapsed in a prior period.

(d) Fair value of shares issued or distributed during the reporting period is the market price of the Company on the Australian Stock Exchange using the volume weighted average price on each of the dates. For multiple distribution dates, the weighted average market price of each distribution date has been used.

(e) The remaining shares outstanding at 30 June 2005 were compulsorily acquired by the Foster's Group in July 2005.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
36. AUDITORS' REMUNERATION				
Audit				
Auditors of Southcorp Limited - KPMG				
- Audit and review of the financial reports	**958**	871	**10**	10
- Other regulatory audit services	**-**	4	**-**	-
	958	875	**10**	10
Assurance and other services				
Auditors of Southcorp Limited - KPMG				
- Taxation compliance services	**521**	127	**-**	-
- Taxation advisory services	**-**	143	**-**	-
- Investigating Accountant services - Target Statement	**1,260**	-	**-**	-
- Other assurance services	**190**	51	**-**	-
- Other	**8**	31	**-**	-
	1,979	352	**-**	-
Total auditors' remuneration	**2,937**	1,227	**10**	10

37. DIRECTOR DISCLOSURES

Directors

The following persons were directors of Southcorp Limited during the financial year:

Non-executive directors

TB Finn, Chairman (Resigned 31 May 2005)
RI Oatley, Deputy Chairman (Resigned 13 January 2005)
MA Jackson, Deputy Chairman (Appointed 23 August 2004, resigned 26 May 2005)
S Gerlach (Resigned 26 May 2005)
HA Lynch (Resigned 31 May 2005)
JW Murphy (Resigned 26 May 2005)
AG Oatley (Resigned 13 January 2005)
EJJ Pope (Resigned 26 May 2005)
FJ Swan (Appointed 26 May 2005)
TL O'Hoy (Appointed 26 May 2005)
B Healey (Appointed 26 May 2005)

Executive directors

JC Ballard, Managing Director and Chief Executive Officer (Resigned 26 May 2005)
TP Burnet, President, Southcorp Wines, The Americas (Resigned 23 July 2004)

Directors' income

The number of directors of Southcorp Limited whose income from the Company or any related party falls within the following bands:

	2005 Number	2004 Number
$0 - $9,999	3	-
$30,000 - $39,999	-	1
$60,000 - $69,999	1	-
$70,000 - $79,999	-	1
$80,000 - $89,999		1
$90,000 - $99,999	1	-
$100,000 - $109,999	1	-
$110,000 - $119,999	1	2
$130,000 - $139,999	-	2
$180,000 - $189,999	1	-
$200,000 - $209,999	1	1
$270,000 - $279,999	1	-
$280,000 - $289,999	-	1
$400,000 - $409,999	1	-
$900,000 - $909,999	1	-
$1,280,000 - $1,289,999	-	1
$2,690,000 - $2,699,999	-	1
$2,850,000 - $2,859,999	1	-

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Total income paid or payable, or otherwise made available, to all directors of Southcorp Limited and its controlled entities from the Company or any related party	**10,184**	9,492	**5,224**	5,170

37. DIRECTOR DISCLOSURES (continued)

Option holdings

Details of the numbers of options over ordinary shares in the Company held by each director are set out below.

	Balance 1 July 2004	Granted as remuneration	Options exercised	Net other changes	Balance 30 June 2005	Vested and exercisable at 30 June 2005
Executive directors						
JC Ballard (a)	2,000,000	-	-	(2,000,000)	-	-
TP Burnet (b)	500,000	-	-	(500,000)	-	-

(a) Mr JC Ballard's options were cancelled as a result of the termination of his employment with the Company. Mr Ballard received a payment of $1,800,000 as a result of the cancellation.

(b) Mr TP Burnet's options lapsed following his resignation on 23 July 2004.

Share holdings

At 30 June 2004, the aggregate interest of directors of the Company and their director-related entities in shares of the Company was 141,492,030 shares. At 30 June 2005, the interest was nil.

Loans to executive directors

Details of loans to executive directors of the consolidated entity are set out below.

	Balance 1 July 2004 $'000	Advances $'000	Settlements/ repayments $'000	Interest charged $'000	Balance 30 June 2005 $'000	Highest balance during the year $'000
Share loans						
MM Hudson	696	-	(696)	-	-	696
JG Linney	134	-	(134)	-	-	134
NA Logos	174	-	(174)	-	-	174
MP McWilliams	348	-	(348)	-	-	348
AT O'Brien	150	-	-	-	150	150
JP Wilkinson	348	-	(348)	-	-	348
Other loans						
MM Hudson	790	-	(800)	10	-	790
	2,640	-	(2,500)	10	150	2,640

Share loans are interest free and have been provided by the Company to purchase shares issued under the Southcorp Executive Share and Option Plan as detailed in note 35. These loans were settled during the year in accordance with the terms of the trust

Share plan loans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

Other loans are secured and are repayable on termination of the executive. Interest is repayable monthly at the rate of 5% per annum.

Other transactions with directors

The consolidated entity has leased, on normal commercial terms, a vineyard at Mudgee, New South Wales, owned by Balmoral Operations Pty Ltd. Balmoral Operations Pty Ltd is a company of which Mr RI Oatley and Mr AG Oatley are directors and in which they have a beneficial interest. The amount recognised as an expense during the year was $305,961.

The consolidated entity purchased grape supplies on normal commercial terms from Woodbrook Vineyard Pty Ltd and is party to a Water Users' Agreement with that company. Woodbrook Vineyard Pty Ltd is a company of which Mr AG Oatley is a director and in which he has a beneficial interest. The amount recognised and included in non-current inventories was $439,495.

Cattle owned by Reline Investments Pty Ltd are grazed from time to time at normal commercial agistment rates on land owned by the consolidated entity. Reline Investments is a company of which Mr RI Oatley and Mr AG Oatley are directors and in which they have a beneficial interest. The amount recognised as revenue during the year was $60,000.

The Hamilton Island Limited group of companies is a customer of Southcorp Wines Pty Limited, a wholly-owned subsidiary of Southcorp Limited. Sales to these companies are on normal commercial terms. Hamilton Island Limited and its subsidiary companies are companies of which Mr RI Oatley and Mr AG Oatley are directors and in which they have a beneficial interest.

The Company has entered into standard form deeds of indemnity with all directors of Southcorp Limited against all liabilities which they may incur in the performance of their duties as directors and executives of the Company, except liability to the Company or a related body corporate, liability for a pecuniary penalty or compensation order under the Corporations Act, and liability arising from conduct involving a lack of good faith.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
38. CONTINGENT LIABILITIES AND CONTINGENT ASSETS				

Details of contingent liabilities and contingent assets are summarised below.

Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

	Consolidated 2005 $'000	Consolidated 2004 $'000	Southcorp Limited 2005 $'000	Southcorp Limited 2004 $'000
Guarantees given by the Company in respect of amounts borrowed by certain controlled entities	-	-	**450,000**	627,290

Under the terms of the Deed of Cross Guarantee, described in note 39, the Company has guaranteed the repayment of all current and future creditors in the event any of the entities party to the Ded are wound up. No material losses are expected.

The consolidated entity has provided certain warranties and indemnities to the purchasers of certain divested businesses. No material losses are expected.

In addition to the above, there are legal actions against the Company and certain controlled entities which are being defended, liability denied and based on legal advice no material losses are expected. Disclosure of any further information about the matters would be prejudicial to the interests of the Company.

39. DEED OF CROSS GUARANTEE

Southcorp Limited and the controlled entities identified in note 44 have entered into an approved Deed of Cross Guarantee in order to obtain relief from the requirement to prepare audited financial statements, granted to wholly-owned Australian controlled entities pursuant to the Australian Securities and Investments Commission Class Order 98/1418 (as amended) dated 13 August 1998.

The effect of the Deed is that Southcorp Limited and its controlled entities referred to above, guarantee payments to creditors in the event of the winding up of any of the controlled entities covered by the Class order under certain provisions of the Corporations Act 2001.

A summarised consolidated statement of financial performance and retained profits (accumulated losses) and a consolidated statement of financial position, comprising the Company and controlled entities which are party to the Deed ("Cross guaranteeing entities"), after eliminating all transactions between parties to the Deed of Cross Gurantee, at 30 June 2005 are set out below.

	Cross guaranteeing entities 2005 $'000	Cross guaranteeing entities 2004 $'000
Summarised statement of financial performance and retained profits (accumulated losses)		
Profit (loss) from ordinary activities before income tax	**(114,786)**	(54,427)
Income tax (expense) benefit relating to ordinary activities	**8,890**	23,159
Net profit (loss)	**(105,896)**	(31,268)
Retained profits (accumulated losses) at beginning of year	**(3,044)**	28,224
Total available for appropriation	**(108,940)**	(3,044)
Dividends recognised during the year	**(22,335)**	-
Retained profits (accumulated losses) at end of year	**(131,275)**	(3,044)

	Cross guaranteeing entities 2005 $'000	Cross guaranteeing entities 2004 $'000
39. DEED OF CROSS GUARANTEE (continued)		
Statement of financial position		
Current assets		
Cash assets	**58,330**	16,776
Receivables	**100,340**	184,137
Inventories	**556,428**	602,310
Foreign currency hedges - anticipated transactions	**32,883**	49,754
Other financial assets	**-**	1,700
Current tax assets	**4,161**	9,997
Prepayments	**1,602**	1,644
Total current assets	**753,744**	866,318
Non-current assets		
Receivables	**-**	10,212
Inventories	**158,854**	175,286
Foreign currency hedges - anticipated transactions	**41,971**	55,291
Other financial assets	**373,377**	373,377
Property, plant and equipment	**514,207**	496,518
Grape vines	**177,423**	172,783
Intangible assets	**216,697**	365,997
Deferred tax assets	**37,199**	41,646
Prepayments	**405**	595
Total non-current assets	**1,520,133**	1,691,705
Total assets	**2,273,877**	2,558,023
Current liabilities		
Payables	**172,368**	177,769
Interest-bearing liabilities	**75,000**	44,106
Current tax liabilities	**-**	-
Provisions	**73,868**	74,209
Foreign currency hedges - anticipated transactions	**32,883**	49,754
Total current liabilities	**354,119**	345,838
Non-current liabilities		
Interest-bearing liabilities	**450,067**	583,289
Deferred tax liabilities	**33,211**	54,425
Provisions	**10,759**	7,942
Foreign currency hedges - anticipated transactions	**41,971**	55,291
Total non-current liabilities	**536,008**	700,947
Total liabilities	**890,127**	1,046,785
Net assets	**1,383,750**	1,511,238
Equity		
Contributed equity	**1,515,025**	1,514,282
Retained profits (accumulated losses)	**(131,275)**	(3,044)
Total equity	**1,383,750**	1,511,238

	Consolidated		Southcorp Limited	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
40. NOTES TO THE STATEMENTS OF CASH FLOWS				
(a) Reconciliation of profit (loss) from ordinary activities after income tax to net cash provided by operating activities				
Profit (loss) from ordinary activities after income tax	**(54,100)**	46,237	**1,964**	38,106
Add (less) items classified as investing/ financing activities:				
Net (profit) loss on sale of non-current assets	**(7,376)**	(549)	**-**	-
Add (less) non-cash items:				
Depreciation and amortisation	**39,807**	46,415	**-**	-
Write-down in value of brand names	**149,300**	-	**-**	-
Write-down in value of property, plant and equipment	**17,430**	65,117	**-**	-
Write-down in value of inventory	**8,101**	32,161	**-**	-
Amounts set aside to (from) provisions	**41,717**	18,835	**(2,235)**	(1,875)
Share of net loss of joint venture entities	**-**	464	**-**	-
Net market value of own-grown grapes	**(71,407)**	(78,628)	**-**	-
Net (increment) decrement in net market value of grape vines	**(13)**	295	**-**	-
Bad trade debts written-off not previously provided for	**73**	53	**-**	-
(Increase) decrease in tax related amounts owing to/by wholly-owned entities	**-**	-	**11,893**	-
(Increase) decrease in income tax receivable	**6,224**	1,026	**5,895**	-
Increase (decrease) in income tax payable	**(8,120)**	7,337	**-**	(1,016)
(Increase) decrease in future income tax benefit	**(3,136)**	24	**4,448**	3,663
Increase (decrease) in deferred income tax	**(23,104)**	(18,334)	**(21,064)**	-
Net cash provided by operating activities before change in assets and liabilities	**95,396**	120,453	**901**	38,878
(Increase) decrease in trade and other debtors	**36,473**	(25,962)	**277**	396
(Increase) decrease in amount owing by joint venture entities	**(1,061)**	4,615	**-**	-
(Increase) decrease in inventories	**131,690**	90,700	**-**	-
(Increase) decrease in prepayments	**2,298**	2,990	**-**	-
Increase (decrease) in trade and other creditors	**(34,014)**	25,105	**774**	(1,553)
Increase (decrease) in provisions	**(26,406)**	(14,385)	**-**	-
Net operating cash flows	**204,376**	203,516	**1,952**	37,721
(b) Reconciliation of cash				
For the purposes of the statements of cash flows, cash includes cash at bank and on hand and short term deposits, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:				
Cash assets	**94,696**	30,045	**17,704**	4,852

	Currency	Facilities available		Facilities utilised		Facilities unutilised	
		2005	2004	2005	2004	2005	2004
		$'000	$'000	$'000	$'000	$'000	$'000
41. FINANCING ARRANGEMENTS							
Committed							
Bank overdraft	AUD	**3,000**	3,000	**-**	-	**3,000**	3,000
Related party	AUD	**75,000**	-	**75,000**	-	**-**	-
Bank bilateral	Multi	**-**	645,000	**-**	177,290	**-**	467,710
Medium term notes	AUD	**450,000**	450,000	**450,000**	450,000	**-**	-
		528,000	1,098,000	**525,000**	627,290	**3,000**	470,710

The related party borrowings have been made available from FBG Treasury (Aust) Limited, a subsidiary of Foster's Group Limited. The borrowings are unsecured and at call and attract an interest rate of 5.7%.

The bank bilateral facilities were cancelled on 30 June 2005. The facilities were secured by negative pledge and were guaranteed by the Company under several Deeds of Support (all on identical terms) which contained covenants by the Company in favour of the banks.

The medium term notes are secured by negative pledge and are guaranteed by the Company. The principal covenants which apply to the medium term note program are:

(i) Total liabilities of the consolidated entity must not exceed 70% of the total tangible assets. For this purpose, total tangible assets includes certain intangible assets.

(ii) Earnings before interest and tax must cover net interest expense by at least 1.5 times. For this purpose, earnings before interest and tax excludes abnormal items (or an equivalent term).

(iii) The net worth of the consolidated entity, as measured by the consolidated equity attributable to members of Southcorp Limited, must not fall below $750 million.

Bank overdrafts are repayable on demand and are subject to annual reviews. Interest on bank overdrafts is charged at prevailing market rates.

The consolidated entity is notionally able to issue notes to an aggregate face value of $750 million under its domestic medium term note program, dependent on the company's credit rating. At 30 June 2005, the Company had issued the following notes:

Maturity date	Description	$'000	Comments
August 2006	7% fixed rate notes	125,000	Swapped to floating interest rates
December 2006	Floating rate notes	100,000	Effective interest rate 6.3% (2004: 6.0%)
April 2009	Floating rate notes	75,000	Effective interest rate 6.7% (2004: 6.5%)
March 2010	8.25% fixed rate notes	100,000	Swapped to floating interest rates
August 2010	Floating rate notes	50,000	Effective interest rate 6.7% (2004: 6.5%)
		450,000	

The consolidated entity has swapped $Nil (2004: $430 million) of floating interest rate liabilities to fixed interest rates. For the comparative period the effective weighted average interest rate was 5.9%.

The consolidated entity was notionally able to issue commercial paper to an aggregate face value of $700 million under its commercial paper program, dependent on the company's credit rating. All commercial paper issued was guaranteed by the Company. At 30 June 2005 no commercial paper was on issue (2004: $Nil). The commercial paper program was cancelled on 8 July 2005

42. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk

The consolidated entity enters into interest rate swap and options contracts to manage funding costs and protect it from adverse interest rate movements. Interest rate swaps and options allow the consolidated entity to raise borrowings at floating interest rates and swap them into longer term fixed interest rates, or raise borrowings at fixed rates and swap them into floating rates.

At 30 June 2005 and 2004 there were floating rate swaps converting the 8.25% and 7.0% fixed rate bonds to floating interest rates. At 30 June 2004 there were also fixed rate swaps with rates between 5.1% and 6.8%. The net unrecognised gain on interest rate swaps at 30 June 2005 was $6,916,000 (2004: $5,557,000).

The consolidated entity's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below.

	Weighted average interest rate	Floating interest rate	Fixed interest maturing in: 1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total
2005		**$000**	**$000**	**$000**	**$000**	**$000**	**$000**
Financial assets							
Cash and deposits	4.9%	92,467	-	-	-	2,229	94,696
Receivables	8.0%	-	248	1,114	-	301,175	302,537
Other financial assets	-	-	-	-	-	-	-
		92,467	248	1,114	-	303,404	397,233
Financial liabilities							
Payables	-	-	-	-	-	248,863	248,863
Related party	5.7%	75,000	-	-	-	-	75,000
Bank loans	-	-	-	-	-	-	-
Medium term notes	6.6%	225,000	-	225,000	-	-	450,000
Other liabilities	5.0%	20	-	-	-	1,193	1,213
		300,020	-	225,000	-	250,056	775,076
Interest rate swaps *		225,000	-	(225,000)	-	-	-
		525,020	-	-	-	250,056	775,076
2004							
Financial assets							
Cash and deposits	3.6%	33,419	-	-	-	(3,374)	30,045
Receivables	7.7%	-	4,594	2,125	306	348,090	355,115
Other financial assets	-	-	-	-	-	33,770	33,770
		33,419	4,594	2,125	306	378,486	418,930
Financial liabilities							
Payables	6.5%	-	566	-	-	278,384	278,950
Bank loans	5.9%	177,290	-	-	-	-	177,290
Medium term notes	5.9%	225,000	-	125,000	100,000	-	450,000
Other liabilities	5.9%	47	38	-	-	1,117	1,202
		402,337	604	125,000	100,000	279,501	907,442
Interest rate swaps *		(205,000)	150,000	155,000	(100,000)	-	-
		197,337	150,604	280,000	-	279,501	907,442

* Notional principal balances.

42. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(b) Foreign exchange risk

The consolidated entity enters into forward foreign exchange contracts and options to hedge certain anticipated purchases and sales of goods and services denominated in foreign currencies to protect the entity from adverse foreign exchange movements. The hedges are designated to specific transactions or transactions entered into after a nominated date.

The amounts receivable and payable under these foreign currency contracts at 30 June 2005, and the settlement periods of these contracts for the consolidated entity are as follows:

	2005			2004		
	USD	GBP	Other	USD	GBP	Other
	$000	$000	$000	$000	$000	$000
Sell						
1 year or less	**91,960**	**108,748**	**29,999**	228,795	105,413	45,737
Over 1 year but less than 2 years	**92,472**	**66,303**	**18,123**	195,927	106,789	29,226
Over 2 years but less than 5 years	**100,574**	**77,539**	**9,180**	192,904	122,369	20,146

The deferred costs and exchange gains and losses on hedges of anticipated transactions recognised in foreign currency hedges-anticipated transactions assets and liabilities at 30 June 2005 was a net gain of $73,828,000 (2004: net gain of $61,633,000).

Recognised gains and losses have been calculated by reference to foreign exchange rates applicable at 30 June 2005. The actual incidence of gains and losses, and their magnitude, will be dependent on the actual rates at the time of maturity of the contracts and will be reflected in the amounts earned from the sales in foreign currencies or the cost of purchases in foreign currencies, as applicable.

(c) Credit risk

Credit risk represents the loss that would be recognised if a counterparty fails to perform as contracted.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity undertakes interest rate and foreign currency risk transactions with major Australian and international banks.

Credit risk on financial assets of the consolidated entity which have been recognised on the statements of financial position is represented by the carrying amount net of any provision for doubtful debts. As at 30 June 2005, of the consolidated entity's trade debtors, 30% (2004: 35%) was owed by customers located in the UK/ Europe segment and 39% (2004: 37%) was owed by customers located in the Americas. The consolidated entity is not materially exposed to any individual customer.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed at note 42(b) above.

The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the consolidated entity. The accrued amount due to the consolidated entity at 30 June 2005 amounted to $644,000 (2004:$743,000).

(d) Net fair values of financial instruments

Cash and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying amounts at net fair value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists, or by discounting the expected future cash flows by the current interest rate for assets and liabilities with similar risk profiles.

The consolidated entity's financial assets and liabilities included in current assets and liabilities on the statements of financial position are carried at amounts that approximate net fair value. The carrying amount of all other assets and liabilities do not differ materially from net fair value.

The valuation of unrecognised financial instruments reflects the estimated amounts which the consolidated entity would expect to pay or receive to terminate the contracts (net of transaction costs) at their current market value at 30 June 2005. This is based on independent market quotations and determined using standard valuation techniques.

The net fair value with respect to unrecognised financial instruments held at 30 June 2005 is disclosed in note 42(a).

43. RELATED PARTIES

Directors

Disclosures relating to directors are set out in note 37.

Parent entity

The ultimate parent entity is Foster's Group Limited. A controlled entity of Foster's Group Limited has provided $75 million in interest bearing debts to the Company (see note 41).

Wholly-owned group

The wholly-owned group consists of Southcorp Limited and its controlled entities. Ownerships interests in these controlled entities are set out in note 44.

Transactions between Southcorp Limited and its controlled entities during the years ended 30 June 2005 and 2004 consisted of:

(a) Dividends and interest received from controlled entities as disclosed in note 5.
(b) Interest paid to controlled entities as disclosed in note 5.
(c) Amounts owing by controlled entities as disclosed in notes 10 and 14.
(d) Amounts owing to controlled entities as disclosed in note 20.

Joint venture entities

Transactions with joint venture entities occur on terms and conditions no more favourable than those available to other customers, suppliers, employee or shareholders and consisted of:

(a) Amounts owing by joint venture entities as disclosed in note 10.
(b) Amounts owing to joint venture entities as disclosed in note 20.
(c) Details of investments in joint venture entities as disclosed in note 31.

		Country of incorporation	Ownership interest	
			2005 %	2004 %
44. CONTROLLED ENTITIES				
Chief entity				
Southcorp Limited	(a)	Australia		
Controlled entities				
Interbev Pty Ltd	(a)	Australia	**100**	100
SCA 854 Pty Ltd (formerly Clayton Victoria Holdings Pty Ltd)	(a)(d)	Australia	**100**	100
SCA 215 Pty Ltd (formerly Meadowbank Properties Pty Ltd)	(a)(d)	Australia	**100**	100
SCA075G Pty Ltd	(a)(d)	Australia	**100**	100
SCA059G Ltd	(a)(d)	Australia	**100**	100
Majorca Pty Ltd	(a)	Australia	**100**	100
Southcorp Australia Pty Ltd	(a)	Australia	**100**	100
SCA246D Pty Ltd	(a)	Australia	**100**	100
SCA395D Pty Ltd	(a)(d)	Australia	**100**	100
SCP680 Ltd	(a)(d)	Australia	**100**	100
SCA 007 Pty Ltd (formerly Morris White Pty Ltd)	(a)(d)	Australia	**100**	100
SCA 999 Pty Ltd (formerly Morris White Australia Pty Ltd)	(a)(d)	Australia	**100**	100
SCA 605 Pty Ltd (formerly Southcorp Manufacturing Pty Ltd)	(a)	Australia	**100**	100
Southcorp Whitegoods Pty Ltd	(a)	Australia	**100**	100
Southcorp NZ Pty Ltd	(a)	Australia	**100**	100
Southcorp Wines NZ Ltd		New Zealand	**100**	100
Southcorp International Investments Pty Ltd	(a)	Australia	**100**	100
Southcorp Asia Investments Pty Ltd	(a)	Australia	**100**	100
REI Executive Services, Inc		USA	**100**	100
Southcorp Wines Canada, Inc		Canada	**100**	100
Southcorp Finance Europe Ltd		UK	**100**	100
Southcorp Wines Europe Ltd		UK	**100**	100
James Herrick Wines Ltd		UK	**100**	100
Southcorp Investments France SAS		France	**100**	100
Penval Wines SAS		France	**100**	100
SCA du Domaine de la Motte		France	**100**	100
SCA des Garrigues de Truilhas		France	**100**	100
Vignobles James Herrick SARL		France	**100**	100
SC Domaine de la Boulandiere		France	**100**	100
RAUST International Investments BV		Netherlands	**100**	100
RAL European Holdings Ltd		UK	**100**	100
Neyog UK Ltd		UK	**100**	100
Southcorp XUK Ltd	(a)(b)	UK	**100**	100
Southcorp USA Holdings, Inc		USA	**100**	100
Southcorp Finance USA, Inc		USA	**100**	100
North America Packaging (Pacific Rim) Corporation		USA	**100**	100
PWG Vintners USA, Inc		USA	**100**	100
Southcorp Wine Estates, LLC	(h)	USA	**100**	100
Rosemount Ventures, Inc	(e)	USA	**-**	100

		Country of incorporation	Ownership interest	
			2005 %	2004 %
44. CONTROLLED ENTITIES (continued)				
Southcorp Investments Pty Ltd	(a)	Australia	100	100
SCP518 Ltd	(a)	Australia	100	100
SCP197 Pty Ltd	(a)	Australia	100	100
SCP825 Pty Ltd	(a)(d)	Australia	100	100
SCP919 Pty Ltd	(a)(d)	Australia	100	100
SCP625 Pty Ltd	(a)(d)	Australia	100	100
Selion Pty Ltd	(a)	Australia	100	100
Ieiro Pty Ltd	(a)	Australia	100	100
Rosemount Ventures Australia Pty Ltd	(a)	Australia	100	100
Southcorp Wines Pty Ltd	(a)	Australia	100	100
Barossa Vineyards Ltd	(a)	Australia	100	100
Coldstream Australasia Ltd	(a)	Australia	100	100
Cuppa Cup Vineyards Pty Ltd	(a)	Australia	100	100
Global Vineyards BV		Netherlands	100	100
Devil's Lair Pty Ltd	(a)	Australia	100	100
Kaiser Stuhl Wines Pty Ltd	(a)	Australia	100	100
Killawarra Vintage Wines Pty Ltd	(a)	Australia	100	100
Leo Buring Pty Ltd	(a)	Australia	100	100
Lindeman (Holdings) Ltd	(a)	Australia	100	100
Lindemans Wines Pty Ltd	(a)	Australia	100	100
SCW299 Pty Ltd	(a)	Australia	100	100
SCW725 Pty Ltd	(a)	Australia	100	100
North Para Environment Control Pty Ltd	(g)	Australia	69.9	69.9
Penfolds Wines Pty Ltd	(a)	Australia	100	100
Rouge-Homme Wines Pty Ltd	(a)	Australia	100	100
Roxburgh Vineyards Pty Ltd	(a)	Australia	100	100
Rosemount Estates Pty Ltd	(a)	Australia	100	100
McLaren Vale Unit Trust	(e)	Australia	-	100
Rosemount Vineyards Pty Ltd	(a)	Australia	100	100
Tumbarumba Sparkling Wines Pty Ltd	(a)	Australia	100	100
Rosemount Estate Wines Ltd		UK	100	100
Brenchley Pty Ltd	(a)	Australia	100	100
Ryecroft Vineyards Pty Ltd	(a)	Australia	100	100
SCW165 Pty Ltd	(a)	Australia	100	100
SCW423 Ltd	(a)	Australia	100	100
SCW905 Ltd	(a)	Australia	100	100
Great Western Sparkling Wines Pty Ltd	(a)(f)	Australia	100	100
Seaview Winery Pty Ltd	(a)	Australia	100	100
Seaview Wynn Pty Ltd	(a)	Australia	100	100
Wynns Coonawarra Estate Pty Ltd	(a)	Australia	100	100
Glenloth Wines Pty Ltd	(a)	Australia	100	100
Southcorp Wines Asia Pty Ltd	(a)(c)	Australia	100	100
Southcorp Wines E-Commerce Holdings Pty Ltd	(a)	Australia	100	100
Tolley Scott & Tolley Ltd	(a)	Australia	100	100
Woodley Wines Pty Ltd	(a)	Australia	100	100
Wynn Winegrowers Pty Ltd	(a)	Australia	100	100

		Country of incorporation	Ownership interest 2005 %	Ownership interest 2004 %
44. CONTROLLED ENTITIES (continued)				
B Seppelt & Sons Ltd	(a)	Australia	100	100
Southcorp Wines Superannuation Fund Pty Ltd	(a)	Australia	100	100
SCW040 Pty Ltd	(a)	Australia	100	100
SCW357 Pty Ltd	(a)	Australia	100	100
SCW654 Pty Ltd	(e)	Australia	-	100
SCW706 Pty Ltd	(e)	Australia	-	100
SCW802 Pty Ltd	(e)	Australia	-	100
SCW809 Pty Ltd	(e)	Australia	-	100
SCW904 Pty Ltd	(a)	Australia	100	100
SCC 546 Pty Ltd (formerly G F Cleland & Sons Pty Ltd)	(a)	Australia	100	100
SCC 620 Pty Ltd (formerly Rosemount Holdings Superannuation Pty Ltd)		Australia	100	100
SCC 737 Pty Ltd (formerly Rosemount Group Superannuation Pty Ltd)		Australia	100	100
Southcorp Brands Pty Ltd	(a)	Australia	100	100
SCC 333 Pty Ltd (formerly Southcorp Directors' Retiring Fund Pty Ltd)	(a)(d)	Australia	100	100
Southcorp Employee Share Plan Pty Ltd	(a)	Australia	100	100
Southcorp Executive Share and Option Plan Pty Ltd	(a)	Australia	100	100
Southcorp Finance Ltd	(a)	Australia	100	100
Southcorp International Employee Equity Plan Ltd		New Zealand	100	100
SCC 037 Pty Ltd (formerly Southcorp Packaging Superannuation Fund Pty Ltd)	(a)(d)	Australia	100	100
SCC 746 Pty Ltd (formerly Southcorp Superannuation Fund Pty Ltd)	(a)(d)	Australia	100	100
SRP500 Pty Ltd	(a)	Australia	100	100
SRP687 Pty Ltd	(a)	Australia	100	100
Trusco Pty Ltd		Australia	100	100

Names of companies inset indicate that the issued share capital of such companies is owned by the company immediately above the inset.

(a) Southcorp Limited and these controlled entities have entered into an approved Deed of Cross Guarantee (refer note 39)
(b) Carries on business in Australia
(c) Carries on business in Singapore
(d) Controlled entity in voluntary liquidation
(e) Merged into another controlled entity or liquidated during the year
(f) SCW423 Pty Ltd owns 50.0% of the issued share capital in Great Western Sparkling Wines Pty Ltd
(g) Tolley Scott & Tolley Ltd owns 23.3% of the issued share capital in North Para Environment Control Pty Ltd
(h) Controlled entity previously owned by Rosemount Ventures, Inc

45. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Southcorp Limited is required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) commencing 1 July 2005. The Group's first fully AIFRS compliant financial statements will be presented for the year ending 30 June 2006, with interim accounts for the period ending 31 December 2005. Comparative information will be required to be restated in both sets of accounts, effective from 1 July 2004. The majority of the adjustments required on transition at 1 July 2004 will be made against opening retained earnings. The transitional rules for adoption require the restatement of comparative financial statements using AIFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

The transition to AASB equivalents to IFRS has been under the control of the Chief Financial Officer ("CFO"), including training of staff and system and internal control changes necessary to gather all the required financial information. The CFO reports to the audit committee on progress.

The AIFRS standards have been evaluated and a number of key differences have been identified. The Group has made a reliable estimate of the major financial impacts expected on transition. However some transition project work remains outstanding and with the continuing developments in accounting standards and interpretations, it is possible that the financial impacts may change before they are presented as comparatives to the AIFRS financial information to be reported in respect of the periods to 31 December 2005 and 30 June 2006.

From the work completed to date, the key changes in significant accounting policies and other areas of significance expected for the Group are as follows:

Employee benefits-superannuation

Under AASB 119 *"Employee Benefits"*, the Group will be required to recognise the net position of the defined benefit fund into the balance sheet, based on an actuarial calculation. The initial adjustment will be through opening retained profits as at 1 July 2004, with subsequent movements recorded directly to retained earnings for the period. This will result in a change in the Group's current accounting policy which only recognises contributions to defined benefit superannuation funds as an expense as the obligation arises.

A net liability of $0.1 million will be recognised against retained earnings at 1 July 2004 and previous provisions of $3.0 million established with respect to deficiencies within the defined benefits funds will be reversed. Future volatility likely to impact retained earnings rather than current year profits, with the Group proposing to elect to record movements against retained earnings (using the corridor approach) rather than profit and loss.

Share based payments

Under AASB 2 *"Share-Based Payments"*, share-based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the current accounting policy, which does not recognise an expense in respect of such items.

Initial impact on retained earnings and share capital at 1 July 2004 from the ESOP plan and the issue of options to senior executives in 2004 of $0.6 million. The 2005 expense for employee share based payments is $1.4 million. The annual charge for the cost of the employee share based payments will result in higher expenses.

Income taxes

Under AASB 112 *"Income Taxes"*, tax effect accounting will require the balance sheet liability approach as opposed to the current Group policy which applies the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses will change from virtually certain under the current guidance to a test of probability.

No material adjustments to retained earnings at 1 July 2004 have been identified from the recognition of additional deferred tax assets and/or liabilities other than an adjustment of $7.9 million relating to the de-recognition of deferred tax liabilities on capitalised interest.

45. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") continued

Foreign currency translation

Under AASB 1 *"First Time Adoption of Australian Equivalents to International Financial Reporting Standards"*, the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations can be reset to nil as at 1 July 2004. The Group proposes to utilise this exemption and reset the FCTR in respect of all foreign operations to nil.

The FCTR at 1 July 2004 of $7.7 million will be adjusted against retained earnings. Subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to AIFRS and shall only include translation differences arising after 1 July 2004.

Borrowing costs

Under AASB 123 *"Borrowing Costs"* can be expensed or capitalised. The Group expects to change its accounting policy so the borrowing costs are expensed as incurred rather than capitalising borrowing costs for qualifying assets.

Capitalised costs in the balance sheet at 1 July 2004 of $26.4 million (before income tax) will be derecognised against retained earnings. Interest that was capitalised was subsequently amortised over time into interest expense. Capitalised interest/interest relieved for 2005 was a net expense of $2.3 million. Elimination of this amount will reduce expenses and increase earnings.

The impact of the adoption of IFRS on the results for the year ended 30 June 2005 for the above matters is to increase after tax profits by $0.5 million.

In addition to the above areas of change, the following areas of accounting policy change will be applicable from 1 July 2005. These areas of change relate to AASB 132 *"Financial Instruments: Disclosure and Presentation"* and AASB 139 *"Financial Instruments: Recognition and Measurement"* which do not require the restatement of comparative information.

Financial instruments

Under AASB 139 *"Financial Instruments: Recognition and Measurement"* financial instruments will be required to be classified into four categories which will, in turn, determine the accounting treatment of the item. The classifications are loans, receivables and payables – measured at amortised cost; held to maturity – measured at amortised cost; held for trading – measured at fair value; and available for sale – measured at fair value. This will result in a change in the Group's accounting policy which currently measures these items at cost, with certain derivative financial instruments not currently recognised on balance sheet.

At 1 July 2005, the fixed interest MTN's will be restated to fair market value of $235.2 million, with a debit adjustment of $7.1 million (after income tax) to retained earnings. Volatility in future earnings may result from measuring instruments at fair value.

Hedge accounting

Under AASB 139 *"Financial Instruments: Recognition and Measurement"*, all derivative contracts, whether hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. Hedge transactions will be required to be formally documented and tested for effectiveness to continue to qualify for hedge accounting treatment.

At 1 July 2005, the fair market value of fair value hedges relating to the fixed interest MTN's will be recognised, at an amount of $6.9 million. A credit adjustment to retained earnings of $4.8 million (after income tax) will also be recognised. Volatility in future earnings may result if hedge effectiveness is not achieved.

46. INTEGRATION WITH FOSTER'S WINE BUSINESS

The integration of Southcorp with the Foster's wine business will result in restructure and redundancy costs and in the recoverable amount or net realisable value of certain assets being less than carrying value. These accounts include costs associated with redundancy and restructure, including the impact, if any, and the carrying value of assets, only where a detailed plan has been approved and the restructure has either commenced or been publicly announced.

The accounts do not include provisions for restructure and redundancy costs where plans for the integration have not been finalised. Further, with respect to such plans, the Company is not yet in a position to determine the impact, if any, on the recoverable amount or realisable value of affected assets and therefore whether any writedown in the carrying value of such assets is required.

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Southcorp Limited:

   (a) the accompanying financial statements and notes, set out on pages 1 to 42, are in accordance with the Corporations Act, 2001, and:

      (i) give a true and fair view of the financial position and performance of the Company and the consolidated entity for the year ended 30 June 2005, as represented by the results of operations and cash flows, and their financial position as at 30 June 2005; and

      (ii) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 44 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

Trevor O'Hoy

TL O'Hoy, Director
26 August 2005

KPMG

Independent audit report to members of Southcorp Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Southcorp Limited (the "Company") and Southcorp Limited and its controlled entities (the "Consolidated Entity"), for the year ended 30 June 2005. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

KPMG

Audit opinion

In our opinion, the financial report of Southcorp Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and;

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG.

KPMG

David Rogers.

DS Rogers
Partner

Sydney
26 August 2005